SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE TO THE MARKET

TIM Participações SA ("Company") (BOVESPA: TIMP3, and NYSE: TSU), in a pioneering initiative in the Brazilian market, has just launched the app TIM IR directed to financial public and other stakeholders. With the app, you can quickly and easily access all institutional information from TIM. The tool has versions in Portuguese and English (TIM RI and TIM IR respectively) and is now available in the App Store and Google Play for iPhone, iPad and Android.

With this launch TIM expands its transparence communication strategy to investors, which already accounts with our website (www.tim.com.br/ir), also available in mobile version, besides twitter @TIM_ri.

The first application highlights will be the annual report, which was launched today (29) with an overview of TIM’s main achievements in 2012, and tomorrow (04/30), the first quarter of 2013 results.

To download it, click on the links below or directly from the Apple Store or Google play.

App in portuguese (TIM RI)
For iPhone and iPad: https://itunes.apple.com/WebObjects/MZStore.woa/wa/viewSoftware?id=638439000&mt=8
For Android:  https://play.google.com/store/apps/details?id=com.theirapp.timbrpt

App in english (TIM IR)
For iPhone and iPad: https://itunes.apple.com/WebObjects/MZStore.woa/wa/viewSoftware?id=638435328&mt=8
For Android: https://play.google.com/store/apps/details?id=com.theirapp.timbren

TIM continues to reinforce its commitment to transparency and encouraging mobility.

Rio de Janeiro, April 29th, 2013.

TIM Participações
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 29, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.